FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13958

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2015 and 2014

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Members of

The Hartford Investment and Savings Plan

Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut

June 27, 2016

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

($ IN THOUSANDS)

	2015	2014
Assets
Investments:
Investments, at fair value (Note 4)	$2,794,579	$2,785,560
Investments, at contract value (Note 3)	701,223	683,525

Total investments	3,495,802	3,469,085

Receivables:
Notes receivable from Members	59,699	57,145
Dividends and interest receivable	4,835	5,431

Total receivables	64,534	62,576

Total assets	3,560,336	3,531,661

Liabilities
Investment management expenses payable	613	613
Administrative expenses payable	40	43

Total liabilities	653	656
Net assets available for benefits	$3,559,683	$3,531,005

See Notes to Financial Statements.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

($ IN THOUSANDS)

2015
Additions to net assets attributed to:
Investment gain:
Net appreciation in fair value of investments	$1,370
Dividends	9,693

Total investment gain	11,063

Investment income on notes receivable from participants	2,480

Contributions:
Employee contributions	133,422
Employer contributions	112,636
Rollover contributions	22,751

Total contributions	268,809

Total additions	282,352

Deductions from net assets attributed to:
Benefits paid to Members	250,090
Investment management fees	3,341
Administrative expenses	243

Total deductions	253,674

Net increase in net assets	28,678

Net assets available for benefits:
Beginning of year	3,531,005

End of year	$3,559,683

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) as of December 31, 2015 is provided for general information purposes only. Members should refer to the Plan document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds to investors and The Hartford continues to manage life and annuity products previously sold. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan Document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 10 for a general description of amendments made to the Plan Document during 2014. There were no amendments during 2015.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Trust, as defined in the Plan Document, is the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Evercore Trust Company as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to, or eliminate investment funds from, the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to save a percentage of their eligible compensation (including, effective January 1, 2013, overtime and certain annual bonuses and sales incentives) and may designate their savings as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, savings may be elected based on 1% to 30% of eligible compensation. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they will be automatically enrolled to make before-tax contributions equal to 6% (3% prior to January 1, 2016) of eligible compensation.

The Company’s contributions include a non-elective contribution of 2% of eligible compensation and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”).

Members’ savings in excess of 6% of the applicable compensation are Supplemental Savings that are not matched by the Company.

Note 1. Description of the Plan (continued)

Administrative Costs

The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and Non-Elective Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members first hired prior to January 1, 2016 are 100% vested in Matching Company and Non-Elective Company contributions made after January 1, 2013 after two years of service. Effective January 1, 2016, Members first hired on or after January 1, 2016 are 100% vested in Matching Company Contributions and Non-Elective Company contributions after three years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in floor company contributions (0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary) made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. As of December 31, 2015, Member contributions and Matching Company contributions may be invested in any of the twenty-two investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Notes 9 for further discussion.

Member Loans

Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of Members meeting certain requirements, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy.

Note 1. Description of the Plan (continued)

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2015 and 2014, forfeited non-vested account balances totaled $748 and $131, respectively.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2015, Matching Company contributions were reduced by $2,722 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are reflected as investment management fees paid out of the assets of the Fund and are recognized as expenses of the Plan. As of December 31, 2015 and 2014 there were no unfunded commitments or redemption restrictions on collective investment trusts and mutual funds.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Note 2. Accounting Policies (continued)

Contributions

Member and Matching Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent Member loans are recorded as deemed distributions based on the terms of the Plan Document.

New Accounting Standards

On May 1, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present within the fair value hierarchy table certain investments for which the practical expedient is used to measure fair value at net asset value. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 is effective for public companies for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted, and has applied ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 4, Fair Value Measurements. There are no effects on the Statements of Net Assets Available for Benefits or the changes therein.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure to disclose for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate by general type investments that are measured using fair value; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-12 retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. The adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $21,756, in the Statements of Net Assets Available for Benefits. Certain historical disclosures that are no longer required were removed.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions

The Plan’s Stable Value Fund is comprised primarily of synthetic GICs. A synthetic GIC is an investment contract issued by an insurance company or other financial institution where the contract issuer is contractually obligated to provide a specified interest rate return. The GICs are backed by a portfolio of financial instruments which are held in a trust that is owned by the Plan. The interest rate return is provided under benefit responsive wrap contracts (or “wrapper”). Standish Mellon Asset Management Company LLC, a wholly owned subsidiary of The Bank of New York Mellon Corporation, provides investment management services to the Stable Value Fund. The fair value of the benefit-responsive wrapper contracts was $51 at December 31, 2015 and $(9) at December 31, 2014. The wrap contract provides that Members execute Plan transactions at contract value. These contracts are fully benefit-responsive and are included in the financial statements at contract value (see Note 2). Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions (continued)

The Plan Sponsor does not believe that it is probable that any such events would limit the ability of the Plan to transact at contract value.

The relationship of future crediting rates and the contract values reported on the Statements of Net Assets Available for Benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses. Gains and losses are defined as the difference between the market value of the underlying securities and contract value of the wrapper. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value of the underlying securities within each synthetic GIC, default or credit failures of any of the securities, investment contracts, or other investments held in the associated fund and the initiation of an extended termination of one or more synthetic GICs by the manager or the contract issuer. The rate of return earned on a synthetic GIC is generally reset quarterly by the issuer but the rate cannot be less than zero.

The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan did not breach any terms of the synthetic GICs in 2015 or 2014.

During 2015, there were no changes in contracts within the Stable Value Fund.

Average yields:	2015	2014
Based on annualized earnings (1)	2.36%	2.32%
Based on interest rate credited to participants (2)	2.44%	2.41%

(1)	Calculated based on actual investment income from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2015 and 2014, respectively.
(2)	Calculated based on the interest rate credited to participants from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2015 and 2014, respectively.

The following table represents the contract value for each of the contracts as of December 31, 2015:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$223,638
American General Life	1646368	AA / Aa2	98,118
American General Life	1635582	AA+ / Aaa	64,412
RGA	RGA00058	AA / Aa2	40,495
New York Life	GA29021	AA+ / Aaa	90,857
Prudential	GA62433	AA / Aa1	163,827

Total			$681,347

The Stable Value Fund also held cash and cash equivalents totaling $19,876 as of December 31, 2015.

The following table represents the contract value for each of the contracts as of December 31, 2014:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$227,472
American General Life	1646368	AA / Aa2	96,058
American General Life	1635582	AA+ / Aaa	63,527
RGA	RGA00058	AA / Aa2	39,401
New York Life	GA29021	AA+ / Aaa	88,449
Prudential	GA62433	AA / Aa1	158,967

Total			$673,874

The Stable Value Fund also held cash and cash equivalents totaling $9,651 as of December 31, 2014.

Note 4. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy are as follows:

•	Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

•	Level 3 - Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use in a current market exchange absent actual market exchanges.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Generally, the Plan determines the estimated fair value of its fixed income securities, equity securities and short-term investments using the market approach. The income approach is used for securities priced using a pricing matrix, as well as for derivative instruments. The collective investment trust assets are measured at fair value using a NAV as a practical expedient. For Level 1 investments, which are comprised primarily of exchange-traded equity securities, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Plan has the ability to access at the measurement date.

Debt Securities:

For most of the Plan’s debt securities, the following inputs are typically used in the Plan’s pricing methods: reported trades, benchmark yields, bids and/or estimated cash flows. For securities except U.S. Treasuries, inputs also include issuer spreads, which may consider credit default swaps.

A description of additional inputs used for Debt Securities is listed below:

Asset-Backed Securities (“ABS”), Commercial Mortgage-Backed Securities (“CMBS”) and Residential Mortgage-Backed Securities (“RMBS”) — Primary inputs also include monthly payment information, collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions and, for ABS and RMBS, estimated prepayment rates.

Corporates — Valued using pricing models maximizing the use of observable inputs for similar securities. Inputs also include observations of credit default swap curves related to the issuer. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available.

Municipals — Primary inputs also include Municipal Securities Rulemaking Board reported trades and material event notices, and issuer financial statements.

Short-term Investments — Primary inputs also include material event notices and new issue money market rates.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Note 4. Fair Value Measurements (continued)

Collective Investment Trusts — Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Equity Securities –Valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

	Investment Assets at Fair Value as of December 31, 2015
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Invested Assets
Short Term Investments	$—	$5,864	$—	$5,864
Debt Securities	5	55,778	982	56,765
Mutual Funds	876,691	—	—	876,691
Equity Securities	951,777	—	—	951,777

Total investments at fair value [1]	$1,828,473	$61,642	$982	$1,891,097

Investments at net asset value:
Collective investment trusts				903,482

Total investments				$2,794,579

[1]	Excludes $1,423 of dividend receivable, $2,567 of interest receivable and $845 of other receivables recorded at fair value.

	Investment Assets at Fair Value as of December 31, 2014
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Invested Assets
Short Term Investments	$—	$7,440	$—	$7,440
Debt Securities	—	58,474	1,212	59,686
Mutual Funds	899,477	—	—	899,477
Equity Securities	969,027	293	—	969,320

Total investments at fair value [2]	$1,868,504	$66,207	$1,212	$1,935,923

Investments at net asset value:
Collective investment trusts				849,637

Total investments				$2,785,560

[2]	Excludes $1,332 of dividend receivable, $2,545 of interest receivable and $1,554 of other receivables recorded at fair value.

Note 4. Fair Value Measurements (continued)

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014 there were no transfers between levels.

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments using significant unobservable inputs for the years ended December 31, 2015 and 2014. As reflected in the table below, the net unrealized gain/(loss) on Level 3 investment assets was $(35) and $(550) as of December 31, 2015 and 2014, respectively.

Level 3 Investment Assets and Investment Liabilities
Year Ended December 31, 2015
Bond Investments
Balance, beginning of year	$1,212
Realized gains/(losses), net	(16)
Change in unrealized gains/(losses), net	(35)
Purchases	887
Issuances	—
Settlements	—
Sales	(274)
Transfers in to Level 3	—
Transfers out of Level 3	(792)

Balance, end of year	$982

Level 3 Investment Assets and Investment Liabilities
Year Ended December 31, 2014
Bond Investments
Balance, beginning of year	$2,374
Realized gains/(losses), net	(567)
Change in unrealized gains/(losses), net	(392)
Purchases	1,123
Issuances	—
Settlements	—
Sales	(1,326)
Transfers in to Level 3	—
Transfers out of Level 3	—

Balance, end of year	$1,212

The change in unrealized gains/(losses) included in the Statement of Changes in Net Assets Available for Benefits related to Level 3 assets still held at the reporting date totaled $161 and $(158) as of December 31, 2015 and 2014, respectively.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During the year ended December 31, 2015, transfers out of Level 3 are primarily attributable to the appearance of market observable information and the re-evaluation of the observability of pricing inputs.

Note 5. Derivative Financial Instruments

Futures Contracts — The Plan enters into futures contracts as part of the Stable Value Fund in the normal course of its investing activities to manage market risk associated with the Plan’s fixed-income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the Statements of Net Assets Available for Benefits. The credit risk associated with these contracts is minimal, as they are traded on organized exchanges and settled daily. The current day’s gains and losses are classified as derivatives receivable/payable for the investment portfolio, with a value of $0 and $2 at December 31, 2015 and December 31, 2014, respectively.

During 2015 and 2014, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury bonds. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. Short-term investments owned and included in the investments of the Plan, with a value of $50 at December 31, 2014 were held by the Plan’s brokers as performance security on futures contracts. There were no investments of the Plan held by the Plan’s brokers as performance security on futures contracts at December 31, 2015.

During 2015, the Plan exited all investments in futures contracts for trading purposes. At December 31, 2014, the Plan had futures contracts to purchase or sell U.S. Treasury bonds contracts.

The fair value of futures contracts in the Statements of Net Assets Available for Benefits is zero at December 31, 2015 and 2014, as cash settlements are done daily. Changes in fair value are reflected in net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. For the year ended December 31, 2015 the net loss related to future contracts was ($18).

Note 6. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 23, 2013 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. In January 2016, an application was submitted to the IRS for a new determination letter. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to audit by the IRS; however there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 7. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected Members automatically become fully-vested in their accounts.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per accompanying financial statements	$3,559,683	$3,531,005
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,783	21,756

Net assets per Form 5500	$3,571,466	$3,552,761

Note 8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of total investment gain and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2015:

Total investment gain and contributions per accompanying financial statements	$282,352
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(21,756)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	11,783

Total income per Form 5500	$272,379

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2015:

Benefits paid to Members per accompanying financial statements	$250,090
Deduct corrective distributions	1
Deduct amounts allocated to deemed loan distributions	48

Benefits paid to Members per Form 5500	$250,041

Note 9. Exempt Party-in-Interest Transactions

Certain plan investments are in funds managed by the Trustee and certain subsidiaries of the Company. Fees paid by the Plan for trustee, custodial and investment management services amounted to $70 for the year ended December 31, 2015. Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary, for The Hartford Index Fund, amounted to $45 for the year ended December 31, 2015. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of Hartford Stock. At December 31, 2015 and 2014, the Plan held 5,026,863 shares and 5,316,940 shares of Hartford Stock with a cost basis of $167,805 and $177,210, respectively. During the year ended December 31, 2015, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $9,631.

Note 10. Plan Amendments and Other Changes

Effective April 1, 2014, there is no minimum amount for an in-service withdrawal (prior to April 1, 2014, there was a minimum withdrawal amount of $0.5, other than for hardship withdrawals).

Effective April 1, 2014, monthly periodic installment payments may be made to a Member, Deferred Member or Beneficiary who has attained age 55 and terminated employment in an amount requested by an investment manager appointed by, and with the consent of, a Member, Deferred Member or Beneficiary in accordance with Plan rules.

Effective April 1, 2014, the Plan was amended to clarify that the Plan Administrator has the full discretionary authority to determine all questions and to make all factual determinations regarding the correction of errors that result from the operation of Investment Options.

Note 11. Subsequent Events

Effective January 1, 2016, the Plan was amended to change the vesting period for Members hired on or after January 1, 2016, Members will be 100% vested in Matching Company and non-elective Company contributions made after January 1, 2016 after three years of service.

For the year ended December 31, 2015, subsequent events were evaluated through the date the financial statements were issued.

******

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	The Hartford Stock Fund
*	The Hartford	The Hartford Stock Fund, common stock (5,026,863 shares)	***	$219,298
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	550

	Subtotal Stock Fund			219,848

	Mutual Funds:
	Total Return Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Total Return Bond HLS Fund, Class IA shares	***	101,324
	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares	***	166,550
	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares	***	91,674
	Dodge & Cox International Stock Fund
	Dodge & Cox	Dodge & Cox International Stock Fund, Class IA shares	***	90,893
	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares	***	166,929
	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund, Class IA shares	***	77,561
	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares	***	116,037
	Prime Money Market
	Vanguard	Vanguard Prime Money Market	***	65,723

	Subtotal Mutual Funds			876,691

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Collective Investment Trusts:
	Real Asset
	SSGA	SSGA Real Asset Fund	***	$10,944
	Target Retirement Income Fund
	Vanguard	Vanguard Target Retirement Income Fund	***	34,251
	Target Retirement 2010 Fund
	Vanguard	Vanguard Target Retirement 2010 Fund	***	10,561
	Target Retirement 2015 Fund
	Vanguard	Vanguard Target Retirement 2015 Fund	***	90,375
	Target Retirement 2020 Fund
	Vanguard	Vanguard Target Retirement 2020 Fund	***	59,898
	Target Retirement 2025 Fund
	Vanguard	Vanguard Target Retirement 2025 Fund	***	209,927
	Target Retirement 2030 Fund
	Vanguard	Vanguard Target Retirement 2030 Fund	***	61,771
	Target Retirement 2035 Fund
	Vanguard	Vanguard Target Retirement 2035 Fund	***	206,593
	Target Retirement 2040 Fund
	Vanguard	Vanguard Target Retirement 2040 Fund	***	46,156
	Target Retirement 2045 Fund
	Vanguard	Vanguard Target Retirement 2045 Fund	***	110,969
	Target Retirement 2050 Fund
	Vanguard	Vanguard Target Retirement 2050 Fund	***	39,453
	Target Retirement 2055 Fund
	Vanguard	Vanguard Target Retirement 2055 Fund	***	14,940
	Target Retirement 2060 Fund
	Vanguard	Vanguard Target Retirement 2060 Fund	***	7,644

	Subtotal Collective Investment Trusts			903,482

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	The Hartford	Index Fund
	Equity Securities
	3M Co.		***	$1,930
	Abbott Laboratories		***	1,393
	AbbVie, Inc.		***	2,012
	Accenture PLC		***	1,358
	Ace Ltd		***	810
	Activision Blizzard Inc		***	407
	Adobe Systems, Inc.		***	974
	ADT Corp.		***	114
	Advance Auto Parts Inc.		***	231
	AES Corp		***	135
	Aetna Inc.		***	785
	Affiliated Managers Group		***	180
	Aflac Inc.		***	554
	Agilent Technologies Inc.		***	288
	AGL Resources Inc.		***	161
	Air Products + Chemicals		***	525
	Airgas Inc.		***	187
	Akamai Technologies Inc.		***	196
	Alcoa Inc.		***	271
	Alexion Pharmaceuticals Inc.		***	894
	Allegion PLC		***	131
	Allergan PLC		***	2,563
	Alliance Data Systems Corp		***	351
	Allstate Corp		***	522
	Alphabet Inc. CL A		***	4,713
	Alphabet Inc. CL C		***	4,691
	Altria Group Inc		***	2,374
	Amazon.com		***	5,404
	Ameren Corporation		***	219
	American Airlines Group Inc		***	556
	American Electric Power		***	595
	American Express Co.		***	1,210
	American International Group		***	1,620
	American Tower Corp		***	854
	Ameriprise Financial Inc.		***	384
	Amerisourcebergen Corp		***	420
	Ametek Inc.		***	265
	Amgen Inc		***	2,547
	Amphenol Corp CL A		***	332
	Anadarko Petroleum Corp		***	514
	Analog Devices Inc		***	359
	Anthem Inc		***	757
	Aon PLC		***	546
	Apache Corp		***	350
	Apartment Invt & Mgmt Co		***	131
	Apple Inc.		***	12,206

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Applied Materials Inc		***	$446
	Archer Daniels Midland Co		***	457
	Assurant Inc		***	129
	AT&T Inc		***	4,401
	Autodesk Inc		***	287
	Automatic Data Processing		***	812
	Autonation Inc		***	96
	Autozone Inc.		***	469
	Avago Technologies Ltd		***	792
	Avalonbay Communities Inc.		***	523
	Avery Dennison Corp		***	120
	Baker Hughes Inc		***	419
	Ball Corp		***	206
	Bank of America Corp		***	3,646
	Bank of New York Mellon Corp		***	936
	Baxalta Inc		***	441
	Baxter International Inc		***	433
	BB&T Corp		***	613
	Becton Dickinson and Co		***	674
	Bed, Bath & Beyond Inc		***	165
	Berkshire Hathaway Inc. CL B		***	5,143
	Best Buy Co Inc		***	189
	Biogen Inc		***	1,420
	Blackrock Inc		***	895
	Boeing Co		***	1,895
	Borgwarner Inc.		***	201
	Boston Properties Inc		***	407
	Boston Scientific Corp		***	516
	Bristol Meyers Squibb Co		***	2,387
	Broadcom Corp CL A		***	674
	Brown Forman Corp		***	210
	CH Robinson Worldwide Inc		***	185
	CA Inc		***	185
	Cablevision Systems Corp.		***	149
	Cabot Oil & Gas Corp.		***	150
	Cameron International Corp.		***	252
	Campbell Soup Co.		***	194
	Capital One Financial Corp.		***	799
	Cardinal Health, Inc.		***	610
	CarMax, Inc.		***	226
	Carnival Corp.		***	522
	Caterpillar, Inc.		***	823
	CBRE Group Inc		***	208
	CBS Corp		***	425
	Celgene Corp		***	1,957
	CenterPoint Energy, Inc.		***	162
	CenturyLink, Inc.		***	287
	Cerner Corp.		***	382

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	CF Industries Holdings Inc		***	$198
	Chesapeake Energy Corp		***	47
	Chevron Corp		***	3,522
	Chipotle Mexican Grill Inc		***	311
	Chubb Corp		***	638
	Church & Dwight Co Inc		***	225
	Cigna Corp		***	784
	Cimarex Energy Co		***	177
	Cincinnati Financial Corp		***	204
	Cintas Corp		***	165
	Cisco Systems Inc		***	2,867
	Citigroup Inc		***	3,207
	Citrix Systems Inc		***	243
	Clorox Company		***	340
	CME Group Inc		***	636
	Coach Inc		***	189
	Coca Cola Co		***	3,496
	Coca Cola Enterprises		***	214
	Cognizant Tech Solutions		***	759
	Colgate Palmolive Co		***	1,242
	Columbia Pipeline Group		***	162
	Comcast Corp		***	2,866
	Comerica Inc		***	153
	Conagra Foods Inc		***	379
	Conocophillips		***	1,199
	Consol Energy Inc		***	37
	Consolidated Edison Inc		***	392
	Constellation Brands Inc.		***	513
	Corning Inc		***	451
	Costco Wholesale Corp		***	1,468
	CR Bard Inc		***	292
	Crown Castle Intl Corp		***	599
	CSRA Inc		***	85
	CSX Corp		***	527
	Cummins Inc		***	301
	CVS Health Corp		***	2,251
	Danaher Corp W/D		***	1,150
	Darden Restaurants Inc		***	154
	Davita Healthcare Partners		***	239
	Deere & Co		***	494
	Delphi Automotive Plc		***	499
	Delta Air Lines Inc		***	829
	Dentsply International Inc		***	179
	Devon Energy Corp		***	259
	Diamond Offshore Drilling		***	28
	Discover Financial Services		***	477
	Discovery Communications A		***	83
	Discovery Communications C		***	135

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Dollar General Corp		***	$433
	Dollar Tree Inc		***	378
	Dominion Resources Inc		***	837
	Dover Corp		***	197
	Dow Chemical Co		***	1,205
	Dr Horton Inc		***	220
	Dr Pepper Snapple Group Inc		***	367
	DTE Energy Company		***	299
	Du Pont (E.I.) De Nemours		***	1,214
	Duke Energy Corp		***	1,021
	Dun & Bradstreet Corp		***	79
	E Trade Financial Corp		***	182
	Eastman Chemical Co		***	209
	Eaton Corp Plc		***	502
	Ebay Inc		***	631
	Ecolab Inc		***	632
	Edison International		***	401
	Edwards Lifesciences Corp		***	354
	Electronic Arts Inc		***	445
	Eli Lilly & Co		***	1,710
	EMC Corp		***	1,036
	Emerson Electric Co		***	650
	Endo International Plc		***	267
	Ensco Plc Cl A		***	77
	Entergy Corp		***	252
	EOG Resources Inc		***	809
	EQT Corp		***	167
	Equifax Inc		***	276
	Equinix Inc		***	391
	Equity Residential		***	617
	Essex Property Trust Inc		***	328
	Estee Lauder Companies Cl A		***	407
	Eversource Energy		***	337
	Exelon Corp		***	532
	Expedia Inc		***	304
	Expeditors Intl Wash Inc		***	174
	Express Scripts Holding Co		***	1,301
	Exxon Mobil Corp		***	6,749
	F5 Networks Inc		***	141
	Facebook Inc A		***	4,942
	Fastenal Co		***	247
	Fedex Corp		***	814
	Fidelity National Info Serv		***	350
	Fifth Third Bancorp		***	333
	First Solar Inc		***	104
	Firstenergy Corp		***	280
	Fiserv Inc		***	435
	Flir Systems Inc		***	79

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Flowserve Corp		***	$114
	Fluor Corp		***	140
	FMC Corp		***	107
	FMC Technologies Inc		***	136
	Ford Motor Co		***	1,143
	Fossil Group Inc		***	30
	Franklin Resources Inc		***	288
	Freeport McMoran Inc		***	164
	Frontier Communications Corp		***	112
	GameStop Corp Class A		***	62
	Gap Inc		***	117
	Garmin Ltd		***	90
	General Dynamics Corp		***	847
	General Electric Co		***	6,265
	General Growth Properties		***	331
	General Mills Inc		***	715
	General Motors Co		***	1,001
	Genuine Parts Co		***	268
	Gilead Sciences Inc		***	3,034
	Goldman Sachs Group Inc		***	1,489
	Goodyear Tire & Rubber Co		***	183
	H&R Block Inc		***	165
	Halliburton Co		***	606
	Hanesbrands Inc		***	239
	Harley Davidson Inc		***	182
	Harman International		***	140
	Harris Corp		***	224
	Hasbro Inc		***	158
	HCA Holdings Inc		***	442
	HCP Inc		***	369
	Helmerich & Payne		***	119
	Henry Schein Inc		***	274
	The Hershey Co		***	267
	Hess Corp		***	244
	Hewlett Packard Enterprises		***	569
	Home Depot Inc		***	3,489
	Honeywell International Inc		***	1,661
	Hormel Foods Corp		***	223
	Host Hotels & Resorts Inc		***	241
	HP Inc		***	446
	Humana Inc		***	550
	Hunt (JB) Transport Services Inc		***	137
	Huntington Bancshares Inc		***	183
	Illinois Tool Works		***	629
	Illumina Inc		***	585
	Ingersoll Rand Plc		***	302
	Intel Corp		***	3,380
	Intercontinental Exchange In		***	585

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	International Paper Co		***	$323
	Interpublic Group of Cos Inc		***	198
	Intl Business Machines Corp		***	2,553
	Intl Flavors & Fragrances		***	198
	Intuit Inc		***	530
	Intuitive Surgical Inc		***	424
	Invesco Ltd		***	298
	Iron Mountain Inc		***	107
	Jacobs Engineering Group Inc		***	108
	JM Smucker Co		***	308
	Johnson & Johnson		***	5,910
	Johnson Controls Inc		***	533
	JPMorgan Chase & Co		***	5,057
	Juniper Networks Inc		***	205
	Kansas City Southern		***	170
	Kellogg Co		***	382
	Keurig Green Mountain Inc		***	217
	Keycorp		***	228
	Kimberly Clark Corp		***	961
	Kimco Realty Corp		***	229
	Kohls Corp		***	188
	Kraft Heinz Co		***	900
	Kroger Co		***	847
	L3 Communications Holdings		***	194
	L Brands Inc		***	507
	Laboratory Crp of Amer Hldgs		***	260
	LAM Research Corp		***	264
	Legg Mason Inc		***	89
	Leggett & Platt Inc		***	120
	Lennar Corp A		***	182
	Leucadia National Corp		***	120
	Level 3 Communications Inc		***	327
	Lincoln National Corp		***	271
	Linear Technology Corp		***	212
	Lockheed Martin Corp		***	1,195
	Loews Corp		***	245
	Lowe S Cos Inc		***	1,447
	Lyondellbasell Indu Cl A		***	651
	M&T Bank Corp		***	403
	Macerich Co, The		***	228
	Macys Inc		***	231
	Mallinckrodt Plc		***	180
	Marathon Oil Corp		***	178
	Marathon Petroleum Corp		***	575
	Marriot International Cl A		***	269
	Marsh & McLennan Cos		***	623
	Martin Marietta Materials		***	189
	Masco Corp		***	200

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Mastercard Inc Class A		***	$2,005
	Mattel Inc		***	192
	McCormick & Co Non Vtg Shares		***	208
	McDonald’s Corp		***	2,255
	McGraw Hill Financial Inc		***	556
	McKesson Corp		***	943
	Mead Johnson Nutrition Co		***	322
	Metronic Plc		***	2,250
	Merck & Co Inc		***	3,069
	Metlife Inc		***	1,134
	Michael Kors Holdings Ltd		***	153
	Microchip Technology Inc		***	196
	Micron Technology Inc		***	320
	Microsoft Corp		***	9,218
	Mohawk Industries Inc		***	252
	Molson Coors Brewing Co B		***	308
	Mondelez International Inc A		***	1,483
	Monsanto Co		***	900
	Monster Beverage Corp		***	463
	Moody’s Corp		***	358
	Morgan Stanley		***	1,000
	Mosaic Co, The		***	192
	Motorola Solutions Inc		***	229
	Murphy Oil Corp		***	76
	Mylan NV		***	465
	NASDAQ Inc		***	141
	National Oilwell Varco Inc		***	260
	Navient Corp		***	85
	Netapp Inc		***	160
	Netflix Inc		***	1,017
	Newell Rubbermaid Inc		***	244
	Newfield Exploration Co		***	110
	Newmont Mining Corp		***	196
	News Corp Class A		***	108
	News Corp Class B		***	32
	Nextera Energy Inc		***	995
	Nielsen Holdings Plc		***	352
	Nike Inc Cl B		***	1,755
	Nisource Inc		***	130
	Noble Energy Inc		***	292
	Nordstrom Inc		***	141
	Norfolk Southern Corp		***	524
	Northern Trust Corp		***	326
	Northrop Grumman Corp		***	716
	NRG Energy Inc		***	76
	Nucor Corp		***	268
	Nvidia Corp		***	351
	O’Reilly Automotive Inc		***	521

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Occidental Petroleum Corp		***	$1,073
	Omnicom Group		***	381
	Oneok Inc		***	107
	Oracle Corp		***	2,432
	Owens Illinois Inc		***	58
	P, G & E Corp		***	543
	Paccar Inc		***	350
	Packer Hannifin Corp		***	276
	Patterson Cos Inc		***	80
	Paychex Inc		***	351
	Paypal Holdings Inc		***	837
	Pentair Plc		***	187
	People’s United Financial		***	105
	Pepco Holdings Inc		***	136
	Pepsico Inc		***	3,026
	Perkinelmer Inc		***	126
	Perrigo Co Plc		***	441
	Pfizer Inc		***	4,145
	Philip Morris International		***	2,832
	Phillips 66		***	809
	Pinnacle West Capital		***	147
	Pioneer Natural Resources Co		***	389
	Pitney Bowes Inc		***	83
	Plum Creek Timber Co		***	173
	PNC Financial Services Group		***	1,008
	PPG Industries Inc		***	554
	PPL Corp		***	478
	Praxair Inc		***	606
	Precision Castparts Corp		***	662
	Priceline Group Inc, The		***	1,321
	Principal Financial Group		***	270
	Proctor & Gamble Co, The		***	4,492
	Progressive Corp		***	409
	Prologis Inc		***	468
	Prudential Financial Inc		***	776
	Public Service Enterprise Gp		***	407
	Public Storage		***	757
	Pultegroup Inc		***	119
	PVH Corp		***	125
	Qorvo Inc		***	150
	Qualcomm Inc		***	1,563
	Quanta Services Inc		***	66
	Quest Diagnostics Inc		***	214
	Ralph Lauren Corp		***	135
	Range Resources Corp		***	86
	Raytheon Company		***	779
	Realty Income Corp		***	266
	Red Hat Inc		***	315

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Regeneron Pharmaceuticals		***	$877
	Regions Financial Corp		***	260
	Republic Services Inc		***	217
	Reynolds American Inc		***	796
	Robert Half Intl Inc		***	129
	Rockwell Automation Inc		***	282
	Rockwell Collins Inc		***	251
	Roper Technologies Inc		***	396
	Ross Stores Inc		***	452
	Royal Caribbean Cruises Ltd		***	363
	Ryder System Inc		***	63
	S&P 500 Emini Fut Mar 16		***	200
	Salesforce.com Inc		***	1,018
	Sandisk Corp		***	317
	Scana Corp		***	182
	Schlumberger Ltd		***	1,830
	Schwab (Charles) Corp		***	821
	Scripps Networks Inter Cl A		***	108
	Seagate Technology		***	229
	Sealed Air Corp		***	184
	Sempra Energy		***	461
	Sherwin Williams Co, The		***	427
	Signet Jewelers Ltd		***	206
	Simon Property Group Inc		***	1,251
	Skyworks Solutions Inc		***	306
	SL Green Realty Corp		***	235
	Snap On Inc		***	208
	Southern Co, The		***	883
	Southwest Airlines Co		***	582
	Southwestern Energy Co		***	56
	Spectra Energy Corp		***	335
	St Jude Medical Inc		***	363
	Stanley Black & Decker Inc		***	331
	Staples Inc		***	128
	Starbucks Corp		***	1,954
	Starwood Hotels & Resorts		***	244
	State Street Corp		***	556
	Stericycle Inc		***	213
	Stryker Corp		***	609
	Suntrust Banks Inc		***	455
	Symantec Corp		***	293
	Synchrony Financial		***	528
	Sysco Corp		***	446
	T. Rowe Price Group Inc		***	374
	Target Corp		***	930
	TE Connectivity Ltd		***	519
	Teco Energy Inc		***	130
	Tegna Inc		***	117

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Tenet Healthcare Corp		***	$63
	Teradata Corp		***	73
	Tesoro Corp		***	263
	Texas Instruments Inc		***	1,155
	Textron Inc		***	240
	Thermo Fisher Scientific Inc		***	1,177
	Tiffany & Co		***	176
	Time Warner Cable		***	1,093
	Time Warner Inc		***	1,075
	TJX Companies Inc		***	986
	Torchmark Corp		***	157
	Total System Services Inc		***	178
	Tractor Supply Company		***	239
	Transocean Ltd		***	88
	Travelers Cos Inc, The		***	736
	Tripadvisor Inc		***	201
	Twenty First Century Fox B		***	243
	Twenty First Century Fox A		***	662
	Tyco International Plc		***	280
	Tyson Foods Inc Cl A		***	328
	Under Armour Inc Class A		***	303
	Union Pacific Corp		***	1,388
	United Continental Holdings		***	446
	United Parcel Service Cl B		***	1,393
	United Rentals Inc		***	143
	United Technologies Corp		***	1,647
	United Health Group Inc		***	2,332
	Universal Health Services B		***	227
	Unum Group		***	186
	Urban Outfitters Inc		***	39
	US Bancorp		***	1,459
	Valero Energy Corp		***	709
	Vanguard S&P500 ETF		***	273
	Varian Medical Systems Inc		***	162
	Ventas Inc		***	390
	Verisign Inc		***	180
	Verisk Analytics Inc		***	249
	Verizon Communications Inc		***	3,910
	Vertex Pharmaceuticals Inc		***	643
	VF Corp		***	441
	Viacom Inc Class B		***	298
	Visa Inc Class A shares		***	3,139
	Vornado Realty Trust		***	369
	Vulcan Materials Co		***	266
	Walmart Stores Inc		***	1,999
	Walgreens Boots Alliance Inc		***	1,543
	Walt Disney Co, The		***	3,324
	Waste Management Inc		***	461

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Waters Corp		***	$229
	WEC Energy Group Inc		***	337
	Wells Fargo & Co		***	5,392
	Welltower Inc		***	500
	Western Digital Corp		***	290
	Western Union Co		***	189
	Westrock Co		***	242
	Weyerhaeuser Co		***	319
	Whirlpool Corp		***	240
	Whole Foods Market Inc		***	237
	Williams Cos Inc		***	365
	WW Grainger Inc		***	242
	Wyndham Worldwide Corp		***	174
	Wynn Resorts Ltd		***	117
	Xcel Energy Inc		***	379
	Xerox Corp		***	212
	Xilinx Inc		***	252
	XL Group Plc		***	266
	Xylem Inc		***	138
	Yahoo Inc		***	601
	Yum Brands Inc		***	655
	Zimmer Biomet Holdings Inc		***	365
	Zions Bancorporation		***	118
	Zoetis Inc		***	457
	CMS Energy Corp		***	208
	Kinder Morgan Inc		***	568
	KLA Tencor Corp		***	227
	S&P Index STIF		***	3,572

	Subtotal Hartford Index Fund			376,794

	Separately managed accounts:
	Columbus Circle	Columbus Circle Large Cap Growth Fund
	Equity Securities
	Activision Blizzard Inc.		***	2,505
	Alexion Pharmaceuticals Inc		***	2,581

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Allergan PLC		***	$2,826
	Alphabet Inc.		***	6,694
	Amazon.com Inc.		***	6,209
	Amerisourcebergen Corp.		***	1,836
	Apple Inc.		***	9,460
	Avago Technologies LTD		***	1,654
	Bristol Meyers Squibb Co.		***	5,486
	Capital One Financial Corp.		***	4,458
	Constellation Brands Inc		***	3,246
	Delta Air Lines Inc		***	4,003
	Dexcom Inc.		***	1,439
	Edwards Lifesciences Corp		***	3,101
	Eli Lilly + Co.		***	2,727
	Facebook Inc.		***	6,738
	Fleetcor Technologies Inc.		***	2,366
	Gilead Sciences Inc.		***	7,292
	Hilton Worldwide Holdings Inc.		***	2,145
	Intuitive Surgical Inc		***	1,999
	L Brands Inc		***	3,218
	Lam Research Corp		***	2,501
	Masco Corp.		***	2,074
	Mastercard Inc		***	6,022
	McDonald’s Corp.		***	1,336
	Mcgraw Hill Financial Inc		***	2,627
	Mckesson Corp		***	3,297
	Mondelez International Inc.		***	1,729
	Netflix Inc.		***	1,562
	Nike Inc		***	6,615
	NXP Semiconductors NV		***	2,489
	Palo Alto Networks Inc.		***	2,140
	Paypal Holdings Inc.		***	1,629
	PPG Industries Inc.		***	5,669
	Priceline Group Inc.		***	3,344
	Royal Caribbean Cruises LTD		***	4,309
	Servicenow Inc.		***	2,755
	Splunk Inc.		***	1,728
	Starbucks Corp.		***	4,644
	Synchrony Financial		***	1,837
	Tableau Software Inc.		***	1,883
	Target Corp		***	3,908
	TJX Companies Inc.		***	2,241
	Ulta Salon Cosmetics + Fragrances		***	4,738
	Under Armour Inc.		***	2,085
	United Continental Holdings		***	3,650
	Visa Inc.		***	5,858
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	1,958

	Subtotal Columbus Circle			166,611

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e)Current Value
*	The Hartford	ISP High Yield Bond Fund

	Bond Investments	Interest Rate	Maturity	Par Value
	Activision Blizzard Company	6.125%	09/05/23	125	***	$133
	Aerojet Rocketdyne Hldg	7.125%	03/01/21	383	***	398
	Albea Beauty Holdings	8.375%	11/01/19	430	***	447
	Albertsons LLC	0.010%	12/21/22	182	***	181
	Alcoa Inc	6.750%	01/01/28	190	***	181
	Alere Inc	7.250%	07/01/18	370	***	378
	Allegiant Travel Co	5.500%	07/01/19	303	***	307
	Ally Financial Inc	4.750%	09/01/18	244	***	250
	Ally Financial Inc	8.000%	11/01/31	524	***	605
	Ally Financial Inc	5.750%	11/01/25	182	***	184
	Ally Financial Inc	8.000%	12/01/18	222	***	243
	Altice Financing SA	6.625%	02/01/23	200	***	198
	Amerigas Finance LLC	7.000%	05/01/22	290	***	281
	Antero Resources Corp.	6.000%	12/01/20	305	***	255
	Arcelormittal	10.850%	06/01/19	343	***	322
	Ardagh Finance Holdings	8.625%	06/01/19	239	***	235
	Ardagh Finance Holdings	7.000%	11/01/20	199	***	195
	Ashtead Capital Inc	6.500%	07/01/22	357	***	372
	Audatex North America	6.000%	06/01/21	310	***	312
	Avago Technologies Cayman	0.010%	06/15/19	255	***	252
	Avaya Inc	9.000%	04/01/19	625	***	480
	BCP Singapore	8.000%	04/15/21	372	***	167
	BJs Wholesale Club Inc.	0.010%	03/26/20	254	***	226
	Bombardier Inc	7.750%	03/01/20	360	***	291
	Brocade Communications Company	4.625%	01/01/23	171	***	162
	Cable One Inc.	5.750%	06/01/22	276	***	275
	Caesars Ent Resort	8.000%	10/01/20	321	***	305
	Calpine Corp	7.875%	01/15/23	245	***	261
	Carmike Cinemas Inc.	6.000%	06/01/23	255	***	261
	CB Momentive Performance	10.000%	10/01/20	185	***	—
	CCO Holdings LLC	6.625%	01/01/22	500	***	527
	CCO Holdings LLC	6.500%	04/01/21	510	***	530
	CCOH Safari LLC	5.750%	02/01/26	311	***	312
	Cemex Finance LLC	9.375%	10/01/22	212	***	223
	Cengage Learning Acquisitions	1.000%	03/31/20	164	***	160
	Chesapeake Energy Corp	2.250%	12/01/38	315	***	105
	Chesapeake Energy Corp	8.000%	12/01/22	156	***	76

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Interest Rate	Maturity	Par Value
	Chiquita Brands Intl	7.875%	02/01/21	146	***	$153
	CIT Group Inc.	5.000%	08/01/22	377	***	387
	CIT Group Inc.	5.000%	08/01/23	221	***	224
	Clear Channel Worldwide Co.	6.500%	11/01/22	285	***	275
	Clubcorp	8.250%	12/01/23	300	***	294
	CNH Industrial Capital	3.875%	07/01/18	136	***	132
	Communications Sales	8.250%	10/01/23	332	***	281
	Communications Sales	6.000%	04/01/23	128	***	121
	Concho Resources Inc	7.000%	01/01/21	385	***	379
	Concho Resources Inc	6.500%	01/01/22	165	***	158
	Consolidated Comm Co	6.500%	10/01/22	221	***	186
	CSC Holdings LLC	6.750%	11/01/21	421	***	414
	Darling Ingredients Inc	5.375%	01/01/22	186	***	183
	Davita Healthcare Partners	0.010%	01/15/22	132	***	132
	Dean Foods Co.	6.500%	03/01/23	312	***	324
	Dell Inc	6.500%	04/01/38	412	***	338
	Denali Borrower	5.625%	10/01/20	237	***	248
	Dish DBS Corp Company	6.750%	06/01/21	630	***	635
	Dupont Fabros Tech	5.625%	06/01/23	256	***	259
	Dynegy Inc Company	7.625%	11/01/24	310	***	265
	Endeavor Energy Resources	8.125%	09/01/23	320	***	288
	Endo Fin LLC	5.750%	01/01/22	416	***	404
	Energy Transfer	5.875%	01/01/24	167	***	136
	Energy Transfer	7.500%	10/01/20	223	***	206
	EP Energy LLC	0.010%	05/24/18	335	***	259
	Equinix Inc	5.375%	04/01/23	148	***	151
	Equinix Inc	0.010%	04/01/23	25	***	25
	Fairpoint Communications	8.750%	08/15/19	253	***	249
	Ferrell Gas	6.500%	05/01/21	530	***	366
	First Data Corporation	6.750%	11/01/20	250	***	262
	FMG Resources	9.750%	03/01/22	181	***	166
	Forestar USA	8.500%	06/01/22	379	***	370
	Frontier Communications	9.000%	09/15/25	329	***	276
	Frontier Communications	11.000%	09/01/25	477	***	472
	Gibson Energy Inc	6.750%	07/15/21	185	***	177
	Gulfport Energy Corp	7.750%	11/01/20	380	***	340
	Halcon Resources Corp	8.625%	02/01/20	410	***	283
	Harland Clarke Holdings	8.625%	03/01/20	315	***	261
	HCA Inc.	7.500%	11/01/95	1,125	***	1,069
	Hexion US Finance Corp	6.625%	04/01/20	348	***	271
	Hilcorp Energy	7.625%	04/01/21	389	***	373
	Hughes Satellite Systems Co.	7.625%	06/01/21	285	***	302
	Icahn Enterprises	6.000%	08/01/20	380	***	383
	Iheart Communications Inc.	11.250%	03/01/21	295	***	207
	Intelsat Jackson Hldg Co	7.250%	10/01/20	608	***	532

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Interest Rate	Maturity	Par Value
	INTL Lease Finance Corp	8.625%	01/01/22	249	***	$301
	INTL Lease Finance Corp	8.750%	03/01/17	225	***	240
	INTL Lease Finance Corp	3.875%	04/01/18	260	***	262
	JC Penney Corp Inc	0.010%	05/22/18	266	***	261
	J Crew Group Inc.	0.010%	03/05/21	384	***	248
	J2 Global Communications	8.000%	08/01/20	577	***	603
	Jaguar Land Rover	5.625%	02/01/23	500	***	505
	JBS USA LLC	8.250%	02/01/20	150	***	150
	JBS USA LLC	7.250%	06/01/21	296	***	294
	Jo Ann Stores Inc	8.125%	03/01/19	285	***	228
	K Hovnanian Enterprises	9.125%	11/01/20	292	***	222
	K Hovnanian Enterprises	7.250%	10/01/20	315	***	271
	KCG Holdings Inc.	6.875%	03/01/20	188	***	169
	Koosharem LLC	1.000%	05/16/20	204	***	189
	L Brands Inc	7.600%	07/01/37	388	***	407
	Ladder Cap Fin LLP	7.375%	10/01/17	508	***	506
	Landry S Inc.	9.375%	05/01/20	590	***	621
	Lear Corp.	5.250%	01/01/25	177	***	180
	Level 3 Financing Inc.	0.010%	01/15/20	109	***	109
	Level 3 Financing Inc.	6.125%	01/01/21	239	***	247
	Liberty Interactive LLC	8.250%	02/01/30	460	***	458
	Liberty Mutual Group Inc.	10.750%	06/01/88	185	***	276
	LKQ Corp.	4.750%	05/01/23	246	***	231
	Mallinckrodt Fin	5.750%	08/01/22	489	***	469
	Mattamy Group	6.500%	11/01/20	643	***	611
	Mcgraw Hill	9.750%	04/01/21	402	***	426
	MDC Holdings Inc.	6.000%	01/01/43	299	***	236
	MGM Resorts Intl Company	11.375%	03/01/18	165	***	189
	MGM Resorts Intl Company	7.750%	03/01/22	315	***	335
	Micron Technology Inc.	5.625%	01/01/26	273	***	236
	Mirant Mid Atlantic	10.060%	12/01/28	195	***	189
	Mohegan Tribal Gaming Co	9.750%	09/01/21	442	***	441
	Momentive Performance	4.690%	04/01/22	185	***	92
	Momentive Performance	3.880%	10/01/21	185	***	128
	MPLX LP	5.500%	02/01/23	260	***	228
	MPM Escrow LLC	8.875%	10/15/20	185	***	—
	MSCI Inc.	5.750%	08/01/25	140	***	144
	Nationstar Mort	7.875%	10/01/20	366	***	350
	Navient Corp.	8.450%	06/01/18	236	***	248
	Neptune Finco Corp	6.625%	10/01/25	300	***	312
	Netflix Inc.	5.500%	02/01/22	227	***	233
	New Gold Inc	7.000%	04/01/20	190	***	171
	Nexteer Auto Group LTD	5.875%	11/01/21	200	***	204
	NRG Energy Inc.	6.625%	03/01/23	310	***	269
	NRG Energy Inc.	6.250%	07/01/22	605	***	515
	NRG Yield Operating LLC	5.375%	08/01/24	200	***	166
	NSG Holdings LLC	7.750%	12/01/25	96	***	104

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
		Interest Rate	Maturity	Par Value
	NXP BV/NXP Funding LLC	5.750%	03/01/23	200	***	$207
	OneMain Fin Holdings Inc.	7.250%	12/01/21	319	***	320
	PBF Holding Co LLC	8.250%	02/01/20	448	***	464
	PBF Holding Co LLC	7.000%	11/01/23	353	***	344
	Pilgrim Pride Corp	5.750%	03/01/25	182	***	177
	Post Holdings Inc.	7.370%	02/01/22	249	***	260
	Post Holdings Inc.	7.750%	03/01/24	104	***	109
	Private Placement	0.000%	02/15/22	16	***	—
	Pulte Group Inc.	6.375%	05/01/33	228	***	231
	Pulte Group Inc.	7.875%	06/01/32	266	***	301
	PVH Corp	7.750%	11/01/23	93	***	105
	Quapaw Downstream	10.500%	07/01/19	349	***	358
	Quicken Loans Inc	5.750%	05/01/25	254	***	242
	Qwest Capital Funding Co	7.750%	02/01/31	642	***	544
	Rackspace Hostin Comp	6.500%	01/01/24	362	***	349
	Regency Energy Part	6.500%	07/01/21	298	***	299
	Reynolds Grp	5.750%	10/01/20	442	***	450
	Rialto Hlds LLC	7.000%	12/01/18	200	***	203
	Rite Aid Corp	6.125%	04/01/23	311	***	322
	Royal Bk Scotland Grp	6.100%	06/01/23	495	***	532
	RSI Home Products Inc	6.500%	03/01/23	298	***	307
	Sabine Pass Lng LP	6.500%	11/01/20	366	***	355
	SBA Communications Corp	5.625%	10/01/19	291	***	303
	Sealed Air Corp	6.875%	07/15/33	303	***	310
	Sensata Tech UK	6.250%	02/01/26	200	***	208
	Sirius XM Radio Inc	6.250%	07/01/24	360	***	376
	SPL Logistics	8.875%	08/01/20	751	***	732
	Springleaf Finance Corp	8.250%	10/01/23	275	***	278
	Sprint Capital Corp	8.750%	03/01/32	889	***	667
	Sprint Communications Co	9.000%	11/01/18	558	***	587
	Sprint Communications Co	7.000%	03/01/32	159	***	159
	Steel Dynamics Inc	6.375%	08/01/22	180	***	173
	Sun Prods	0.010%	03/23/20	266	***	249
	Sungard Avail Serv Cap Company	8.750%	04/01/22	349	***	214
	Supervalu Inc	0.010%	03/21/19	181	***	178
	T Mobile USA Inc	6.500%	01/01/26	380	***	384
	T Mobile USA Inc	6.625%	04/01/23	917	***	935
	Targa Resources Partners	6.875%	02/01/21	302	***	273
	Tegna Inc.	6.375%	10/01/23	108	***	114
	Tegna Inc.	5.500%	09/01/24	83	***	83
	Telecom Italia Capital Co	7.175%	06/01/19	120	***	132
	Telecom Italia Capital Co	7.721%	06/01/38	120	***	125
	Tenet Healthcare Corp	6.000%	10/01/20	276	***	290
	Tenet Healthcare Corp	8.125%	04/01/22	290	***	289
	Tesoro Logistics LP	6.125%	10/01/21	210	***	200
	TPC Group Inc	8.750%	12/01/20	200	***	130
	TRAC Intermodal LLC	11.000%	08/01/19	137	***	149

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Transdigm Inc	6.500%	05/01/25	374	***	$362
	Tri Pointe Holdings Inc	5.875%	06/01/24	258	***	251
	United Continental Hlgs	6.000%	12/01/20	416	***	431
	Univision Communications	6.750%	09/01/22	278	***	288
	USG Corp	5.875%	11/01/21	184	***	191
	Valeant Pharmaceuticals	7.250%	07/01/22	1203	***	1,176
	Vanguard Nat Res	7.875%	04/01/20	607	***	161
	Viasat Inc	6.875%	06/01/20	395	***	410
	VTR Finance	6.875%	01/01/24	300	***	276
	Walter Investment Mgmt	7.875%	12/01/21	708	***	559
	Wellcare Health Plans	5.750%	11/01/20	315	***	324
	Wells Enterprises Inc	6.750%	02/01/20	322	***	332
	Western Refining Inc	6.250%	04/01/21	384	***	369
	Whiting Petroleum Corp	6.250%	04/01/23	200	***	144
	WP CPP Hldgs LLC	0.010%	04/30/21	162	***	145
	WPX Energy Inc	7.500%	08/01/20	145	***	117
	WPX Energy Inc	5.250%	09/01/24	207	***	137
	Interval Acquisition Corp	5.625%	04/01/23	264	***	262
	XPO Logistics Inc.	6.500%	06/01/22	252	***	233

*	State Street Bank and Trust	State Street Cash Fund – STIF			***	1,022

	Subtotal ISP High Yield Bond Fund					57,787

	Chartwell	Chartwell Investment Partners Small Cap Value Fund
	Equity Securities
	Acxiom Corp				***	1,533
	Altra Industrial Motion Corp				***	972
	American Equity Invt				***	1,193
	Anixter International Inc				***	965
	Argo Group				***	1,907
	Avista Corp				***	850
	Barnes Group Inc				***	1,194
	BBCN Bancorp Inc				***	1,330
	Black Hills Corp				***	808
	Bristow Group Inc				***	682
	Calgon Carbon Corp				***	1,019
	Cardtronics Inc				***	1,221
	Chesapeake Lodging Trust				***	791
	Clarcor Inc				***	1,251
	Cleco Corp				***	1,414
	Columbia Banking System Inc				***	1,451
	CVB Financial Corp				***	915
	Deckers Outdoor Corp				***	584
	Diodes Inc				***	784
	Dupont Fabros Technology				***	830
	Eagle Materials Inc				***	1,101
	Education Realty Trust Inc				***	1,241

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	El Paso Electric Co		***	$1,054
	Enpro Industries Inc		***	849
	Esco Technologies Inc		***	1,580
	Essendant Inc.		***	1,001
	Fabrinet		***	1,509
	First Industrial Realty		***	998
	First Midwest Bancorp Inc		***	1,095
	FNB Corp		***	969
	Franklin Electric Co Inc		***	668
	FTD Cos Inc		***	1,264
	G&K Services Inc		***	958
	Gatx Corp		***	953
	Generac Holdings Inc		***	993
	Greatbatch Inc		***	978
	Haemonetics Corp		***	1,054
	Harsco Corp		***	449
	Healthcare Realty Trust Inc		***	1,494
	Innophos Holdings Inc		***	614
	Kite Realty Group		***	1,065
	Knoll Inc		***	1,075
	Lancaster Colony Corp		***	1,336
	Matthews Intl Corp		***	961
	Mid America Apartment		***	1,128
	Minerals Technologies Inc		***	580
	Northwestern Corp		***	1,693
	Oxford Industries		***	707
	Pacwest Bancorp		***	1,185
	Pinnacle Financial Partners		***	1,507
	Plexus Corp		***	1,255
	Progress Software Corp		***	856
	PS Business Park Inc		***	1,207
	Renasant Corp		***	888
	RSP Permian Inc		***	1,058
	Rush Enterprises Inc		***	564
	Sanderson Farms Inc		***	1,595
	Scholastic Corp		***	673
	Selective Insurance Group		***	1,352
	Silicon Graphics		***	663
	Snyders Lance Inc		***	763
	South State Corp		***	1,402
	Sykes Enterprises Inc		***	657
	Tri Pointe Group Inc		***	1,022
	Trueblue Inc		***	1,627
	UMB Financial Corp		***	853
	Umpqua Holdings Corp		***	1,016
	United Bankshares Inc		***	1,022
	United Community Banks		***	1,128
	VMR Corp		***	1,568
	Wolverine World Wide Inc		***	669

	State Street Bank and Trust	State Street Cash Fund – STIF	***	1,275

	Subtotal Chartwell Investment Partners Small Cap Value Fund			$76,866

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Lee Munder	LMCG Investments Mid Cap Value Fund
	Equity Securities
	AGL Resources Inc		***	$878
	Albemarle Crop		***	1,903
	Alexandria Real Estate		***	2,241
	Allegheny Technologies Inc		***	677
*	Allstate Corp		***	1,446
	American Campus Communities		***	1,944
	American Eagle Outfitters		***	1,525
	Amerisourcebergen Corp		***	1,014
	Ameriprise Financial Inc		***	1,271
	Aramark		***	1,163
	Bemis Company		***	937
	Blackstone Mortgage		***	1,671
	Borgwarner Inc		***	1,761
	Brixmor Property Group Inc		***	1,969
	Cabela's Inc		***	1,534
	Cabot Corp		***	1,521
	Cadence Design Sys Inc		***	1,753
	Charles River Laboratories		***	1,624
	Citrix Systems Inc		***	1,852
	Clean Harbors Inc		***	904
	Coca Cola Enterprises		***	881
	Cooper Cos Inc, The		***	2,164
	Darling Ingredients Inc		***	1,308
	Dentsply International Inc		***	1,891
	Diebold Inc		***	1,350
	Dollar General Corp		***	1,628
	Dover Corp		***	1,289
	EQT Corp		***	1,147
	E-Trade Financial Corp		***	1,628
	Edison International		***	1,828
	Equinix Inc		***	1,787
	FMC Corp		***	1,097
	Fidelity National Info		***	1,883
	Fluor Corp		***	1,102
	Great Plains Energy Inc		***	1,943
	Hain Celestial Group Inc		***	1,130
	Hancock Holding Co		***	1,499
	Hanover Insurance Group Inc		***	1,765
	Harley Davidson Inc		***	1,243
	Hershey Co, The		***	1,849
	Host Hotels & Resorts Inc		***	1,537
	IAC/Interactive Corp		***	1,163

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Ingredion Inc		***	$1,600
	Interpublic Group of Cos Inc		***	1,271
	Investors Bancorp Inc		***	1,747
	Ishares Russell		***	1,395
	Juniper Networks Inc		***	902
	Kar Auction Services Inc		***	1,929
	Kroger Co		***	943
	LKQ Corp		***	1,632
	M&T Bank Corp		***	1,724
	Micropchip Technology Inc		***	1,878
	Newfield Exploration Co		***	1,640
	Oasis Petroleum Inc		***	392
	Owens Corning		***	1,167
	Parker Hannifin Corp		***	1,062
	Patterson Cos Inc		***	1,590
	Pinnacle West Capital		***	1,975
	Pioneer Natural Resources Co		***	1,636
	Portland General Electric Co		***	1,897
	Qorvo Inc		***	2,064
	Quest Diagnostics Inc		***	1,724
	Regal Beloit Corp		***	1,448
	Reinsurance Group of America		***	1,652
	Scana Corp		***	1,615
	JM Smucker Co, The		***	1,955
	Spectra Energy Corp		***	676
	Suntrust Banks Inc		***	1,801
	Synopsys Inc		***	1,443
	Sysco Corp		***	1,573
	TCF Financial Corp		***	1,334
	Treehouse Foods Inc		***	1,430
	Unum Group		***	1,919
	Xylem Inc		***	1,523
	Zions Bancorporation		***	1,646
	Pentair PLC		***	440
	Aercap Holdings NV		***	2,118

	State Street Bank and Trust	State Street Cash Fund – STIF	***	112

		Subtotal LMCG Investments Mid Cap Value		115,553

		Total Seperately managed accounts		$416,817

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e)Current Value

	Stable Value Fund
	BNY Mellon	Stable Value Fund, including the following contracts:
	Transamerica Premier Life	Stable Value Contract			***	$229,869

	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	ABN Amro Bank	1.375%	01/22/16	600	***	600
	AT&T Inc	2.625%	02/01/22	645	***	612
	Abbvie Inc	1.750%	11/06/17	219	***	219
	Actavis Funding	3.450%	03/01/22	500	***	501
	Altria Group Inc	2.950%	05/01/23	745	***	725
	American Express Co	6.150%	08/01/17	101	***	108
	American Express Credit	2.375%	03/01/17	434	***	439
	American Express Credit	2.125%	03/01/19	630	***	630
	American Express Credit	1.137%	05/01/20	750	***	743
	Anadarko Petroleum Corp	3.450%	07/01/24	790	***	702
	Anheuser Busch	1.250%	01/01/18	520	***	515
	Apple Inc	2.400%	05/01/23	685	***	667
	Aust & NZ Banking Grp	1.875%	10/01/17	500	***	501
	Aventura Mall Trust	3.743%	12/05/32	400	***	417
	BB+T Corporation	2.450%	01/15/20	600	***	604
	BP Capital Markets PLC Co	3.814%	02/10/24	655	***	655
	Burlington No	4.830%	01/01/23	344	***	365
	Bank of America NA	6.000%	06/01/16	350	***	357
	Bank of America Corp	3.300%	01/01/23	750	***	738
	Bank of America Corp	2.650%	04/01/19	500	***	501
	Bank of America Corp	4.200%	08/01/24	1,000	***	992
	Bank of Montreal	1.400%	09/11/17	500	***	500
	Bank of New York Mellon	3.250%	09/11/24	885	***	891
	Baxalta Inc	2.000%	06/01/18	235	***	233
	Bayer US Finance LLC	3.375%	10/08/24	820	***	826
	Branch Banking & Trust	2.850%	04/01/21	510	***	515
	Berkshire Hathaway Inc	1.550%	02/09/18	630	***	631
	Biogen Inc	4.050%	09/01/25	840	***	844
	British Columbia	2.650%	09/22/21	330	***	337
	Burlington North Santa Fe	3.400%	09/01/24	480	***	480
	Burlington North Santa Fe	3.050%	09/01/22	266	***	266
	CD Commercial Mortgage Trust	5.886%	09/22/21	315	***	326
	Celgene Corp	3.875%	08/01/25	670	***	667
	Chubb INA Holdings Inc	2.700%	03/01/23	725	***	708
	CIGNA Corp	4.500%	03/01/21	300	***	318
	CIGNA Corp	4.000%	02/01/22	290	***	300

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	See F-45 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Comm Mortgage Trust	3.795%	09/01/24	340	***	$347
	Comm Mortgage Trust	1.873%	04/12/35	91	***	89
	Comm Mortgage Trust	3.012%	05/10/47	575	***	586
	CVS Health Corp	5.750%	06/01/17	140	***	148
	CVS Health Corp	2.250%	12/01/18	319	***	321
	CVS Health Corp	3.500%	07/01/22	390	***	397
	Canadian Pacific Rr Co	7.250%	05/15/19	250	***	285
	Capital One Financial Co	2.450%	04/24/19	635	***	636
	Capital One Financial Co	2.350%	08/01/18	320	***	321
	Duke Energy Progress Inc	2.800%	05/15/22	240	***	240
	Caterpillar Financial Se	2.650%	04/01/16	465	***	467
	Caterpillar Financial Se	2.750%	08/01/21	335	***	333
	CD Commerical Mortgage Trust	5.617%	10/15/48	275	***	278
	Celgene Corp	1.900%	08/15/17	175	***	176
	Centerpoint Energy Transition	2.161%	10/15/21	190	***	191
	Chase Issuance Trust	1.580%	08/16/21	467	***	460
	Chevron Corp	2.355%	12/05/22	640	***	611
	Chevron Corp	2.427%	06/24/20	280	***	280
	Cisco Systems Inc	2.125%	03/01/19	700	***	706
	Citigroup Inc	2.550%	04/08/19	500	***	502
	Citigroup Inc	1.700%	04/01/18	750	***	743
	Citibank Credit Card Issuance	5.350%	02/07/20	500	***	538
	Citigroup Commercial Mortgage	5.811%	03/15/49	275	***	277
	GCCFC Commericial Mortgage Trust	5.826%	07/10/38	355	***	357
	Commonwealth Edison	1.950%	09/01/16	608	***	609
	Consumers Energy Company	5.150%	02/15/17	220	***	229
	Rabobank Nederland	2.250%	01/14/19	355	***	356
	Credit Suisse New York	1.700%	04/01/18	1,000	***	993
	Dbubs Mortgage Trust	3.642%	08/10/44	234	***	235
	Delta Air Lines	4.950%	11/23/20	282	***	296
	DirecTV Holdings	3.950%	01/01/25	225	***	222
	Discover Card	1.390%	04/15/20	965	***	963
	Walt Disney Company	2.350%	12/01/22	650	***	642
	Dominion Resources Inc	2.903%	09/30/66	755	***	522
	EMD Finance LLC	2.950%	03/01/22	840	***	810
	Eaton Corp Company	1.500%	11/02/17	565	***	561
	Fed Hm Ln Pc Pool G01629	6.000%	10/01/33	18	***	21
	Fed Hm Ln Pc Pool G11657	4.500%	12/01/18	76	***	78
	Fed Hm Ln Pc Pool A77952	5.000%	05/01/38	15	***	16
	Fed Hm Ln Pc Pool G14174	5.000%	03/01/25	99	***	103
	Fed Hm Ln Pc Pool J00617	5.500%	12/01/20	57	***	61
	Fed Hm Ln Pc Pool J00921	5.000%	12/01/20	11	***	11
	Fed Hm Ln Pc Pool J01060	5.000%	01/01/21	17	***	18
	Fed Hm Ln Pc Pool J01201	5.000%	02/01/21	16	***	16
	Fed Hm Ln Pc Pool C03506	6.000%	05/01/40	299	***	336

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included
(aa)	See F-45 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Fed Hm Ln Pc Pool A11544	5.500%	06/01/33	9	***	$10
	Fed Hm Ln Pc Pool A15942	6.000%	11/01/33	18	***	20
	Fed Hm Ln Pc Pool B19557	5.500%	07/01/20	158	***	167
	Fed Hm Ln Pc Pool A26586	6.000%	09/01/34	16	***	18
	Fed Hm Ln Pc Pool Q02688	4.000%	08/01/41	196	***	209
	Fed Hm Ln Pc Pool G11868	5.500%	07/01/20	51	***	53
	Freddie Mac	6.000%	03/15/17	50	***	51
	Fanniemae Aces	3.346%	05/01/40	870	***	899
	FNMA Pool 253880	6.500%	07/01/16	3	***	3
	FNMA Pool 357821	6.000%	05/01/35	245	***	279
	Freddie Mac	3.500%	11/15/25	805	***	850
	Freddie Mac	3.500%	12/15/25	1,957	***	2,067
	Freddie Mac	3.500%	12/15/25	2,348	***	2,477
	FNMA Pool 555417	6.000%	05/01/33	62	***	71
	FNMA Pool 555545	5.000%	06/01/18	39	***	41
	FNMA Pool 555591	5.500%	07/01/33	73	***	82
	FNMA Pool 611020	6.500%	01/01/17	4	***	4
	FNMA Pool AJ5733	3.500%	12/01/41	2,234	***	2,314
	FNMA Pool Al0194	4.000%	01/01/41	1,262	***	1,347
	FNMA Pool A01736	4.000%	05/01/42	2,934	***	3,117
	FNMA Pool A01802	4.500%	06/01/42	1,498	***	1,625
	FNMA Pool AP0632	2.500%	07/01/27	692	***	703
	FNMA Pool AR9436	4.000%	08/01/43	21	***	22
	FNMA Pool AU1687	4.000%	08/01/43	1,909	***	2,022
	FNMA Pool AV2357	4.000%	01/01/44	1,974	***	2,108
	FNMA Pool AW1007	4.000%	05/01/44	1,900	***	2,022
	FNMA Pool AW5067	4.500%	07/01/44	5,568	***	6,045
	FNMA Pool AY5415	4.000%	03/01/45	2,699	***	2,882
	FNMA Pool AY9029	4.000%	05/01/45	2,078	***	2,218
	FNMA Pool 651377	6.000%	07/01/17	17	***	17
	FNMA Pool 712104	5.000%	05/01/18	9	***	10
	FNMA Pool 725704	5.000%	08/01/34	48	***	55
	FNMA Pool 730716	6.000%	08/01/33	51	***	58
	FNMA Pool 734059	5.500%	08/01/33	11	***	12
	FNMA Pool 745932	6.500%	11/01/36	112	***	128
	FNMA Pool 756154	6.000%	11/01/33	45	***	51
	FNMA Pool 792191	5.500%	09/01/34	54	***	61
	FNMA Pool 805176	5.500%	01/01/20	75	***	78
	FNMA Pool 888341	5.000%	02/01/37	110	***	121
	FNMA Pool 888022	5.000%	02/01/36	164	***	181
	FNMA Pool 890528	5.500%	06/01/39	160	***	179
	FNMA Pool 908560	5.500%	01/01/22	12	***	12
	FNMA Pool 944026	6.500%	08/01/37	252	***	288
	FNMA Pool AA4266	4.500%	05/01/24	39	***	41
	FNMA Pool AB0536	6.000%	02/01/37	103	***	116

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	See F-45 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity			(d) Cost	(e) Current Value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	FNMA Pool AB3423	4.500%	08/01/41	1,647	***	$1,783
	FNMA Pool MA1543	3.500%	08/01/33	1,940	***	2,028
	FNMA Pool MA2354	3.500%	05/01/24	3,516	***	3,666
	Fifth Third Bank	2.875%	10/01/21	635	***	632
	Fico Strip Prin	0.010%	05/01/18	580	***	562
	Ford Credit Auto Owner Trust	1.000%	09/15/17	47	***	47
	Ford Credit Auto Owner Trust	2.260%	09/01/17	360	***	363
	Ford Motor Credit Co Llc	3.000%	06/12/17	702	***	709
	Ford Motor Credit Co Llc	4.250%	09/20/22	525	***	537
	GE Capital Intl Funding	3.730%	11/01/25	1,191	***	1,213
	GNMA II Pool MA2754	3.500%	04/01/45	3,202	***	3,343
	GNMA II Pool MA2892	3.500%	06/01/45	1,021	***	1,066
	GNMA Pool 569327	6.500%	04/15/32	152	***	177
	GNMA Pool 580880	6.500%	11/15/31	22	***	25
	GNMA II Pool 003624	5.500%	10/01/34	67	***	75
	GNMA II Pool 004599	5.000%	12/01/39	267	***	295
	GNMA Pool 434787	8.000%	05/01/30	11	***	12
	GNMA Pool 485856	6.500%	10/01/31	23	***	26
	GNMA Pool 726316	5.000%	09/01/39	313	***	349
	GNMA Pool 728974	5.000%	12/01/39	595	***	653
	GNMA Pool 737651	5.000%	11/01/40	118	***	131
	GNMA Pool 510403	5.000%	01/01/35	21	***	23
	GNMA Pool 510844	8.000%	12/15/29	1	***	1
	GNMA Pool 521708	8.000%	12/01/29	—	***	—
	GNMA Pool 526364	8.000%	07/01/30	4	***	4
	GNMA Pool 533946	6.500%	04/01/32	6	***	7
	GNMA Pool 550887	5.000%	08/01/35	27	***	30
	GNMA Pool 551077	6.500%	11/01/31	10	***	11
	GNMA Pool 551120	6.500%	08/01/31	46	***	53
	GNMA Pool 552571	6.500%	05/01/32	14	***	15
	GNMA Pool 271940	5.500%	08/01/18	66	***	68
	GNMA Pool 781410	5.500%	03/01/17	27	***	27
	GNMA Pool 622278	5.000%	04/01/35	22	***	24
	GNMA Pool 631242	5.500%	06/01/35	106	***	119
	GNMA Pool 641601	5.000%	03/01/35	41	***	46
	GNMA Pool 646865	5.000%	08/01/35	17	***	19
	GE Commercial Mortgage Corp	0.000%	03/10/44	345,276	***	3
	General Electric Co	5.250%	12/06/17	390	***	416
	General Electric Co	2.700%	10/01/22	875	***	871
	General Elec Cap Corp	3.100%	01/01/23	459	***	466
	Gildead Sciences Inc	3.250%	09/15/22	950	***	957
	Glaxosmithkline Cap Inc	2.800%	03/15/23	470	***	469
	Goldman Sachs Group Inc	2.375%	01/15/18	840	***	847
	Goldman Sachs Group Inc	4.000%	03/15/24	560	***	575
	Government National Mortgage	3.500%	07/20/23	379	***	398

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	See F-45 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Great River Energy 1st Mortgage	5.829%	07/15/17	205	***	$210
	Conseco Financial Corp	7.050%	01/15/19	5	***	5
	HCP Inc	3.750%	02/15/16	379	***	380
	HSBC USA Inc	1.700%	03/15/18	660	***	656
	HSBC USA Inc	2.350%	03/15/20	500	***	494
	Kraft Heinz Foods Co	2.800%	07/15/20	470	***	469
	Canada Government	0.875%	02/15/17	543	***	543
	HP Enterprise Co	4.400%	10/15/22	465	***	463
	Howard Hughes Medical In	3.500%	09/15/23	345	***	358
	Husky Energy Inc	4.000%	04/15/24	390	***	357
	Hydro Quebec	1.375%	06/15/17	476	***	477
	Hyundai Capital America	2.125%	10/15/17	596	***	592
	JPMorgan Chase & Co	3.250%	09/15/22	1,540	***	1,549
	JPMorgan Chase & Co	2.250%	01/15/20	250	***	246
	JP Morgan Chase Commercial	3.364%	11/13/44	160	***	162
	JPMBB Commercial	3.046%	04/15/47	480	***	490
	Kaiser Foundation Hospit Company	3.500%	04/15/22	431	***	438
	Kansas Gas + Electric Co	6.700%	06/15/19	147	***	168
	Keycorp Gas & Electric Co	6.700%	09/15/20	750	***	747
	Key Bank NA	1.650%	02/15/18	330	***	329
	Kroger Co	2.950%	11/15/21	150	***	148
	Ladder Capital	3.388%	05/15/31	580	***	599
	Lam Research Corp	2.750%	03/15/20	500	***	484
	Liberty Mutual Group Inc	5.000%	06/15/21	400	***	428
	Lloyds Bank Plc	5.800%	01/15/20	490	***	549
	Lockheed Martin Corp	2.125%	09/15/16	215	***	216
	Manuf & Traders Trust	1.250%	01/15/17	1,050	***	1,049
	Ml Cfc Commercial Mortgage	5.172%	12/12/49	330	***	336
	McDonald’s Corp	3.700%	01/15/26	393	***	393
	Mckesson Corp	2.700%	12/01/22	145		138
	Mckesson Corp	3.796%	03/01/24	795	***	799
	Medco Health Solutions	4.125%	09/01/20	332	***	348
	Medtronic Inc	3.150%	03/01/22	565	***	571
	Mellon Funding Corp	5.500%	11/15/18	460	***	504
	Morgan Stanley	2.125%	04/01/18	1,235	***	1,237
	Morgan Stanley	5.625%	09/01/19	250	***	276
	Morgan Stanley	1.875%	01/01/18	375	***	375
	Murray St Inv Trust	4.647%	03/01/17	295	***	304
	NCUA Guaranteed Notes	2.900%	10/29/20	191	***	191
	Nationwide Financial	5.375%	03/01/21	329	***	360
	NBCUniversal Media LLC	4.375%	04/01/21	409	***	444
	Niagra Mohawk Power	3.508%	10/01/24	735	***	738
	Noble Energy Inc	8.250%	03/01/19	342	***	382

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	See F-45 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	Nordea Bank	4.875%	05/15/21	500	***	$540
	Omnicom Group Inc	3.650%	11/15/24	250	***	248
	Oracle Corp	2.375%	01/15/19	900	***	914
	Oracle Corp	3.400%	07/15/24	875	***	889
	PNC Bank	3.800%	07/15/23	520	***	536
	PNC Bank	2.200%	01/15/19	635	***	637
	Penske Truck Leasing	3.750%	05/11/17	500	***	510
	Penske Truck Leasing	4.250%	01/17/23	255	***	257
	People’s United Fin Inc	3.650%	12/15/22	595	***	586
	Pernod Ricard	4.250%	07/15/22	335	***	344
	Province of Quebec	2.750%	08/15/21	390	***	395
	Regency Energy	5.500%	04/15/23	450	***	405
	Santander Holdings	4.625%	04/15/16	127	***	128
	Sempra Energy	9.800%	02/15/19	170	***	206
	Shell International	2.250%	01/15/23	950	***	889
	Small Business Administration	4.090%	11/01/29	331	***	353
	Small Business Administration	2.860%	03/01/20	304	***	310
	Small Business Administration	2.870%	05/01/20	398	***	407
	Small Business Administration	2.440%	07/01/20	675	***	682
	Small Business Administration	1.970%	09/01/20	608	***	611
	Small Business Administration	2.210%	02/01/33	661	***	650
	Small Business Administration	3.110%	04/01/34	924	***	953
	Small Business Administration	2.870%	05/01/20	671	***	679
	Small Business Administration	2.880%	08/01/34	568	***	575
	Small Business Administration	2.720%	03/01/35	417	***	418
	Small Business Administration	2.770%	05/01/35	587	***	585
	Small Business Administration	2.880%	07/01/35	1,125	***	1,135
	Small Business Administration	2.820%	08/01/35	700	***	702
	Small Business Administration	2.820%	08/01/35	700	***	702
	Small Business Administration	2.700%	11/01/35	1,000	***	1,003
	State Street Corp	2.875%	03/15/16	400	***	401
	State Street Corp	3.300%	12/15/24	575	***	580
	Lehman Brothers	5.520%	09/25/30	67	***	66
	Svenska Handelsbanken	3.125%	07/15/16	300	***	303
	Svenska Handelsbanken	2.250%	06/15/19	630	***	630
	Synchrony Financial	3.750%	08/15/21	1,010	***	1,009
	Telefonica Emisiones	3.192%	04/15/18	275	***	280
	Texas Instruments Inc	2.375%	05/15/16	465	***	468
	Time Warner Inc	4.000%	01/15/22	70	***	73
	Time Warner Inc	3.550%	06/15/24	400	***	392
	Time Warner Cable Inc	8.250%	04/15/19	283	***	325
	Total Capital Intl SA	0.911%	08/15/18	935	***	931
	Toyota Motor Credit Corp	2.750%	05/15/21	580	***	586
	Trans Canada Pipelines	1.283%	6/15/16	750	***	749
	Travelers Cos Inc	3.900%	11/15/20	146	***	155

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	See F-45 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	21st Century Fox America Company	4.500%	02/15/21	650	***	$699
	Tyco Electronics Group	6.550%	10/15/17	161	***	174
	UBS AG Stamford CT	2.375%	08/15/19	1,115	***	1,114
	Mufg Union Bank	5.950%	05/11/16	385	***	391
	US Bancorp	2.200%	11/15/16	500	***	505
	US Treasury	1.625%	12/01/19	5,250	***	5,250
	US Treasury	1.375%	10/01/20	5,000	***	4,912
	US Treasury	1.500%	08/01/18	4,580	***	4,610
	US Treasury	1.000%	08/01/16	4,000	***	4,008
	US Treasury	1.750%	10/01/18	1,392	***	1,410
	US Treasury	1.000%	03/01/17	8,792	***	8,806
	US Treasury	0.625%	08/01/17	1,870	***	1,858
	US Treasury	1.000%	08/01/19	1,750	***	1,715
	US Treasury	0.750%	10/01/17	9,168	***	9,119
	US Treasury	0.875%	01/01/18	6,955	***	6,920
	US Treasury	1.500%	05/01/20	200	***	198
	TSY Infl Ix	0.375%	07/15/25	2,377	***	2,301
	United Technologies Corp	6.125%	02/15/19	175	***	195
	Unitedhealth Group Inc	6.000%	02/15/18	1,000	***	1,088
	Valero Energy Corp Company	9.375%	03/15/19	114	***	135
	Vanderbilt University	5.250%	04/15/19	650	***	713
	Verizon Communications	2.450%	11/15/22	750	***	710
	Verizon Communications	2.625%	02/15/20	1,034	***	1,038
	Walmart Stores Inc	3.300%	04/15/24	380	***	392
	Walgreens Boots Alliance	3.300%	11/15/21	855	***	839
	Wells Fargo & Co	3.300%	09/15/24	1,030	***	1,025
	Wells Fargo Bank	0.572%	05/15/16	1,000	***	999
	Wells Fargo Commercial	3.789%	06/01/18	270	***	276
	Welltower Inc	4.950%	01/01/21	296	***	317
	Westlake Chemical Corp	3.600%	07/15/22	576	***	562
	WF RBS Commercial Mortgage	2.862%	03/15/47	640	***	651
	Williams Partners LP	4.300%	03/15/24	295	***	234
	Glencore Finance Canada	4.950%	11/15/21	552	***	444
	S&P Global Inc	2.500%	08/01/18	650	***	654
	Morgan Stanley	2.916%	04/01/17	460	***	469
	Government STIF	0.111%	12/31/30	25,655	***	25,576
	Government National Mortgage	5.000%	08/20/39	113	***	121
	Yara International	7.875%	06/15/19	285	***	322

	Subtotal HIMCO bond fund					229,869

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	See F-45 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
	BNY Mellon	Stable Value Fund, including the following contracts:
	American General Life	Stable Value Contract			***	$98,301
	American General Life	Stable Value Contract			***	64,243
	Prudential	Stable Value Contract			***	167,019
	RGA	Stable Value Contract			***	41,335

	Shared Holdings (bb)
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund			***	15,317
	BlackRock	BlackRock Commerical Mortgage-Backed Securities Index Fund			***	3,463

	BlackRock	BlackRock Mortgage-Backed Securities Index Fund			***	32,063

	BlackRock	BlackRock 1-3 Year Government Bond Index Fund			***	30,630

	BlackRock	BlackRock Asset-Backed Securities Index Fund			***	25,015

	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund			***	32,812

	Shared Holdings (bb)	Interest rate	Maturity	Par Value
	AEP Texas Central	1.976%	06/01/21	2,500	***	2,503
	Appalachian Consumer	2.008%	02/01/24	2,301	***	2,440
	Banc of America	5.834%	05/10/45	929	***	930
	California Republic Auto	0.910%	08/15/18	1,964	***	1,959
	Chase Issuance Trust	1.150%	01/15/19	3,000	***	2,998
	Credit Suisse Mortgage	6.067%	02/15/41	123	***	123
	Discover Card Execution Note	1.040%	04/15/19	3,600	***	3,598
	Fannie Mae	2.000%	03/25/25	347	***	350
	Fannie Mae	2.000%	08/25/26	768	***	773
	Fannie Mae	2.000%	05/25/25	1,902	***	1,921
	Fannie Mae	3.000%	06/15/39	2,110	***	2,177
	Freddie Mac	3.000%	07/15/39	1,451	***	1,491
	Freddie Mac	3.000%	07/15/39	1,279	***	1,290
	Freddie Mac	2.500%	08/15/25	902	***	916
	Freddie Mac	2.000%	02/15/40	868	***	876
	Freddie Mac	2.000%	11/15/21	2,189	***	2,194
	Freddie Mac	3.000%	07/15/17	1,838	***	1,897
	Freddie Mac	5.000%	09/15/38	95	***	97
	Freddie Mac	4.500%	09/15/37	98	***	99
	Fannie Mae	2.250%	03/25/39	1,723	***	1,732
	Fannie Mae	4.000%	03/25/25	1,081	***	1,117
	FNMA Pool MA1341	2.500%	02/15/23	1,160	***	1,181

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(bb)	See F-45 for definition.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value
Shared Holdings (bb)	Interest rate	Maturity	Par Value
Government National Mortgage	5.000%	02/16/32	61	***	$62
Government National Mortgage	3.000%	03/20/39	2,038	***	2,101
Government National Mortgage	1.000%	12/16/36	1,284	***	1,275
Government National Mortgage	2.000%	09/15/51	3,071	***	3,176
Government National Mortgage	2.000%	01/16/46	2,312	***	2,316
Government National Mortgage	3.000%	03/20/39	1,442	***	1,471
Government National Mortgage	4.000%	08/20/27	2,864	***	3,076
Government STIF	0.012%	12/31/30	2,018	***	2,018
JP Morgan Chase	1.855%	04/15/46	2,750	***	2,732
John Deere	1.320%	06/17/19	2,000	***	1,989
LB UBS	5.866%	09/15/45	2,753	***	2,889
Morgan Stanley	2.916%	02/15/47	1,000	***	1,019
Morgan Stanley	2.979%	04/15/47	2,300	***	2,446
US Treasury	1.000%	12/15/17	3,496	***	3,491
Volkswagen Auto Loan	0.700%	04/20/18	1,764	***	1,856
Prudential	0.000%		12,759	***	167,019

Subtotal BNY Mellon Bond Fund					370,898

Separate Account Guaranteed Investment Contract
New York Life	Stable Value Contract
	#GA29021, 2.41%**			***	92,312

Wrapper Contracts
Transamerica Premier Life	#MDA01097TR, 2.79%**			***	81

American General Life	#1646368, 1.82%**			***	(104)

American General Life	#1635582, 1.14%**			***	12

RGA	#RGA00058, 2.95%**			***	—

Prudential	#GA62433, 2.76%**				62

Subtotal Wrapper Contracts					51

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (continued)

($ IN THOUSANDS, except for par value)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	$19,876

		Subtotal Stable Value Fund		19,876

	Clearing Account
*	State Street Bank and Trust	Clearing Account	***	935

		Subtotal Clearing Account		935

	Master Expense Account
*	State Street Bank and Trust	Master Expense Account	***	12

		Subtotal Master Expense Account		12

		Investments Total		$3,507,585

	Loan Fund
*	Plan Members	Notes Receivable from Participants, maturing in 2016 through 2028 bearing interest at rates from 4.25% - 10.50%	N/A	59,699

		Subtotal Loan Fund		59,699

		Grand Total		$3,567,284

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.
(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY:	/s/ Erin Bill
Erin Bill
Plan Administrator

June 27, 2016